UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of September, 2006
Commission File Number 001-14564
APT SATELLITE HOLDINGS LIMITED
(Registrant’s name)
22 Dai Kwai Street, Tai Po Industrial Estate, Tai Po, New Territories, Hong Kong
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑            Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ___
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant home country, or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐            No ☑
If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

ANNOUNCEMENT
FORWARD LOOKING STATEMENTS
SIGNATURES

APT SATELLITE HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)
(Stock Code: 1045)
ANNOUNCEMENT

Subsequent to the submission of a settlement proposal to the IRD by APT (HK), through its tax adviser, with a view to compromising the tax assessment issue by the IRD in respect of the gain on transfer of transponders of APSTAR IIR, APT (HK), a wholly-owned subsidiary of the Company, has received on 22 September 2006 the Notice of Revised Assessment and Refund of Tax for the year of assessment 1999/2000 and a letter for the year of assessment 2000/2001 from IRD confirming that APT (HK) does not have any assessable profits for the years in question.
Investors and shareholders of the Company are advised to exercise caution when dealing in the securities of the Company.
Unless otherwise defined, terms used in the announcement of the Company dated 15 March 2006, in respect of the purchase of tax reserve certificate in the amount of HK$78,385,377, should have the same meaning in this announcement.
Background
In the 15 March 2006 announcement, the Company announced that
(a)	IRD has issued a notice to APT (HK), wholly-owned subsidiary of the Company, confirming that the tax in dispute in respect of transfer of the transponders of APSTAR IIR to Loral Asia (except one transponder) be held over on condition that the Company purchases the tax reserve certificate in the amount of HK$78,385,377, with the balance of the tax assessed in the amount of HK$134,461,032 being held over unconditionally pending the determination of the dispute; and

(b)	APT (HK) had purchased tax reserve certificate in the said amount.
Recent Development
Subsequent to the 15 March 2006 announcement, the Company considers that it would be in the best interest of the Company that the dispute be settled as soon as practicable to avoid further incurrence of time, effort and professional costs. Having considered the advice from the tax adviser, APT (HK) submitted a settlement proposal to the IRD, via its tax adviser, on 28 August 2006 with a view to compromising on the tax assessment dispute. Description of the arrangement has been set out in the notes on the financial report of the Company in its interim results announcement and the latest published interim report for the period ended 30 June 2006.
Under the proposal, the view that the transfer was a sale of capital assets is maintained but it was proposed to treat the sales proceeds of approximately HK$2,114,758,000 (approximately US$272,872,000) as lease income taxable over the remaining useful life of APSTAR IIR until the tax assessment year of 2012/2013. In addition, APT (HK) had requested for deduction of statutory depreciation allowances in respect of APSTAR IIR and other expenditure related to the transaction.
Impact of the final determination by the IRD
With the proposal accepted by IRD, the tax dispute in respect of the years of assessment of 1999/2000 and 2000/2001 is now settled. Based on the notice and letter received from IRD by APT (HK) on 22 September 2006,
a.	the net assessable profit for 1999/2000 is revised to nil and the tax previously charged for that year in the amount of HK$21,589,259 is refunded; and

b.	net assessable profit for 2000/2001 is nil.
The purchased tax certificate in the amount of HK$78,385,377, with interest from the date of purchase (i.e. 15 March 2006) until the date of final determination of the objection previously raised by APT (HK) which was notified by the IRD as 20 September 2006, is available for redemption as the tax previously held over conditionally is completely discharged. APT (HK) will redeem the tax certificate purchased in accordance with the redemption instructions.
With the final determination by the IRD, proceeds from the transfer of approximately HK$217,320,000 is accounted for in the tax assessment years 1999/2000 and 2000/2001. The balance of the proceeds of approximately HK$1,897,435,000 will be assessed as taxable income over the remaining useful life of APSTAR IIR until the tax assessment year of 2012/2013. At the same time, APT (HK) is entitled to statutory depreciation allowances in respect of APSTAR IIR to offset such income.
The final tax position of APT (HK) for the years of assessment 2001/2002 to 2004/2005 would be advised by the IRD in due course.
Having considered the advice from the financial adviser, the Directors have decided to accept the final determination by the IRD which will have a positive impact on the cashflow for APT (HK) and the Group for the current financial year.

Investors and shareholders of the Company are advised to exercise caution when dealing in the securities of the Company.

By Order of the Board
Dr. Brian Lo
Company Secretary
Hong Kong, 22 September 2006
The Directors as at the date of this announcement are as follows:
Executive Directros:
Ni Yifeng and Tong Xudong
Non-Executive Directors:
Liu Ji Yuan (Chairman), Zhang Hainan (Deputy Chairman), Lim Toon, Wu Zhen Mu, Yin Yen-liang, Ho Siaw Hong, and Tseng Ta-mon (Alternate Director to Yin Yen-liang).
Independent Non-Executive Directors:
Yuen Pak Yiu, Philip, Huan Guocang and Lui King Man

FORWARD LOOKING STATEMENTS
     This report contains statements and other information made by or on behalf of APT Satellite Holdings Limited (the “Company”) that constitute “forward-looking” statements within the meaning of Private Securities Litigation Reform Act of 1995. Statements that are not historical facts are forward-looking statements. By their nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and actual results could be materially different from those expressed or implied by forward-looking statements.
     Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Forward statements herein may include, without limitation, statements relating to the Company’s expectations, plans, objectives or goals relating to (i) its operations and financial results; (ii) launch schedules and anticipated transponder utilization; (iii) the technical capabilities of the APSTAR System; (iv) customer demand for the Company’s system; (v) strategic relationships that impact its operations; (vi) its funding needs and sources; (vii) satellite communications regulatory matters; (viii) the pricing of its services, (ix) its competitors and their services; and (x) actions of the Company’s suppliers, vendors and service providers.
     The Company cautions you that a number of important factors could cause the Company’s results of operations to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: (i) technological risks related to the development, operation and maintenance of various components of the APSTAR System; (ii) delays and cost overruns related to the construction, deployment and maintenance of the Company’s APSTAR System; (iii) risks related to the operation and maintenance of the Company’s new satellites, APSTAR V and APSTAR VI; (iv) competition from other satellite operators and a number of existing satellite systems that provide similar services in various markets.; (v) actions taken by regulators with respect to the Company’s business and practices in one or more of the countries in which the Company conducts its operations; (vi) the Company’s capital structure and its ability to maintain sufficient liquidity and access capital markets; (vii) customer demand for the services of the Company’s satellite transponders and the perceived overall value of these services by customers; (viii) the ability to increase market share and control expenses; (ix) the ability of counterparties to meet their obligations to the Company; (x) the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which the Company conducts its operations; (xi) the effects of changes in laws, regulations or accounting policies or practices; (xii) the ability to retain and recruit qualified personnel; (xiii) the strength of the global economy in general and the strength of the economies of the countries in which the Company conducts its operations in particular; (xiv) political and social developments, including war, civil unrest or terrorist activity; and (xv) the Company’s success at managing the risks involved in the foregoing.
     The Company cautions you that the foregoing list of important factors is not exclusive; when evaluating forward-looking statements, you should carefully consider the foregoing factors as well as the risks identified in the Company’s most recently filed Form 20-F and reports on Form 6-K furnished to the US Securities and Exchange Commission. These and other factors could result in the forward-looking statements proving to be inaccurate and may materially affect the Company’s operations. The Company does not undertake any obligation to publicly release any revisions to the forward-looking statements contained in this report, or to update them to reflect events or circumstances occurring after the date of this report, or to reflect the occurrence of unanticipated events.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
     Date: September 25, 2006.

APT Satellite Holdings Limited

By	/s/ Ni Yifeng Ni Yifeng

Executive Director and President